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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



05073462

AMENDMENT 2

FORM 1-A


RECD S.E.C.
DEC - 5 2005
1088

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Casino Players, Inc.
(Exact name of issuer as specified in its charter)

NV
(State or other jurisdiction of incorporation or organization)

1000 S. Ocean Blvd. #15P Pompano Beach, FL 33062 (954) 784-8280
(Address, including zip code, and telephone number,
including area code of issuer's principal executive office)

J. Bennett Grocock, Esq., The Business Law Group, 255 S. Orange Ave., Suite 1201,
Orlando, FL 32801 (407) 992-1101
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

7990 (Primary Standard Industrial Classification Code Number)	542156042 (I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I— NOTIFICATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

William Forhan, 1000 S. Ocean Blvd. #15P Pompano Beach, FL 33062,

Joe Fahoome, 1000 S. Ocean Blvd. #15P Pompano Beach, FL 33062

(b) the issuer's officers;

William Forhan, CEO, Secretary

Joe Fahoome, President

(c) the issuer's general partners;

None

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

William G. Forhan (9 million shares 30.9 %)

Joseph Fahoone (9 million shares 30.9 %)

David Scott (2 million shares 6.9 %)

Invicta Group, Inc. (4 million shares 13.7%)

Ivest Investments, LLC (2,900,000 shares 9.9%)

Double Diamond Investments, Inc. (2,200,000 shares 7.6%)

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

Same as Item (d) above

(f) promoters of the issuer;

None

(g) affiliates of the issuer;

None

(h) counsel to the issuer with respect to the proposed offering;

The Business Law Group

255 S. Orange Ave, Suite 1201, Orlando, FL 32801

(i) each underwriter with respect to the proposed offering;

None

(j) the underwriter's directors;

N/A

(k) the underwriter's officers;

N/A

(l) the underwriter's general partners;

N/A

(m) counsel to the underwriter.

N/A

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

None

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

N/A

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

There are no Affiliates of Issuer that are selling security holders; therefore, the following statement DOES apply:

"The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years."

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

None

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

Colorado
Delaware
District of Colombia
Georgia
Idaho
Louisiana
Kentucky
Missouri
Montana
Nevada
New York
Ohio
Pennsylvania
Tennessee
Utah
Washington
Wyoming

Methods: Personal contacts of issuer and its officers, directors, and shareholders.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer;

Casino Players, Inc.

(2) the title and amount of securities issued;

Common Stock 29,300,000 shares

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

20 Million founders' shares, at par value of $.0001 per share

4,000,000 shares issued for purchase of assets

5,300,000 shares issued for services rendered

(4) the names and identities of the persons to whom the securities were issued.

Joe Fahoome, President. 9 million shares, as founder

William Forhan, CEO, 9 million shares, as founder

David Scott, 2 million shares, as founder

4,000,000 shares issued to Invicta Group, Inc. for purchase of assets, including "Casino Rated Players" name and trademark, web site, and marketing materials and customer list.

iVest Investments, LLC, a Colorado limited liability company, 2,900,000 shares for business consulting services.

Double Diamond Investments, Inc., a Nevada corporation 2,200,000 shares for business consulting services.

David Dreslin received 200,000 shares for business consulting services.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

None

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

Section 4(2)

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

None

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

None

(2) To stabilize the market for any of the securities to be offered;

None

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

None

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

None

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

None

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

None

PART II — OFFERING CIRCULAR

OFFERING CIRCULAR MODEL B

Casino Players, Inc.

1000 S. Ocean Blvd., #15P, Pompano Beach, FL 33062

(954) 784-8280

November 30, 2005

	Price to Public	Underwriting discount and commissions	Proceeds to issuer or other persons
Per Share	$.25	0	
Total	$2,000,000	0	$1,990,000 (1)

The Company hereby offers on a "best efforts, no minimum basis" (the "Offering"), only up to a maximum of 8,000,000 shares of common stock (the "Shares"), $.0001 par value, for a price of $0.25 per Share. The proposed sale to the public will commence on or about January 1, 2006 (or such earlier or later date that this offering has been qualified by the U.S. Securities and Exchange Commission) and will terminate no later than July 1, 2006, unless extended by the Company, in its sole discretion, for an additional period of up to 90 Days.

In addition, 6,000,000 shares of common stock held by certain persons (with a total value of $1,500,000) have been included in this Circular for purposes of resale. None of the proceeds from such resales will go to the Company.

The price of the Shares offered hereby has been arbitrarily determined by the Company and does not bear any relationship to the Company's assets, book value, net worth, results of operations or any other recognized criteria of value. For additional information regarding the factors considered in determining the offering price of the Shares, see "Risk Factors - Arbitrary Offering Price."

This offering circular shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR

DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

Item 3. Summary Information, Risk Factors and Dilution

Casino Players is a casino representation company licensed to do business with over 25 Casino Resorts in North America and the Caribbean. While we are a new entity, we purchased the entire ongoing business and assets from an entity known as Casino Rated Players, Inc., including the name "Casino Rated Players," web site, good will, and marketing materials and strategies, and we are continuing that business unabated.

A casino representative company ("Casino Rep") must qualify for a gaming license in every state that offers gambling and then with a respective Casino Resort that is offering a commission for delivering Players to their property. Once a Casino Rep is licensed with a casino resort, it can request free rooms or suites for qualified gamblers and gaming players and receive a commission from the moneys played by such persons (typically, money that has been played at least 4 hours during a day).

RISK FACTORS

THE SECURITIES OFFERED HEREBY ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. ONLY THOSE PERSONS ABLE TO LOSE THEIR ENTIRE INVESTMENT SHOULD PURCHASE THESE SECURITIES. IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS OFFERING STATEMENT, INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS BEFORE MAKING AN INVESTMENT DECISION REGARDING THE COMMON STOCK. ALL STATEMENTS, TREND ANALYSES AND OTHER INFORMATION CONTAINED IN THIS MEMORANDUM RELATIVE TO MARKETS FOR THE COMPANY'S PRODUCTS AND TRENDS IN NET SALES, GROSS MARGIN AND ANTICIPATED EXPENSE LEVELS, AS WELL AS OTHER STATEMENTS, INCLUDING WORDS SUCH AS "ANTICIPATE," "BELIEVE," "PLAN," "ESTIMATE," "EXPECT," "INTEND," AND OTHER SIMILAR EXPRESSIONS, CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO BUSINESS AND ECONOMIC RISKS, AND THE COMPANY'S ACTUAL RESULTS OF OPERATIONS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN SUCH FORWARD-LOOKING STATEMENTS.

1. You may never realize a Return on your Investment. THERE IS NO ASSURANCE THAT A PURCHASER OF SHARES WILL REALIZE A RETURN ON HIS INVESTMENT OR THAT HE WILL NOT LOSE HIS ENTIRE INVESTMENT IN THE COMPANY. To date, the Company has limited operations and revenues. There can be no assurance that we will ever achieve profitable operations. Our ability to implement our business plan is dependent, among other things, on the completion of this Offering. If we fail to raise any or a sufficient amount of money in this offering, we may fail as a business.

2. Our limited operating history will make it difficult to evaluate an investment in our common stock. Casino Players commenced operations in July 2005, which may make it difficult for you to evaluate our business and prospects based on prior performance.

3. The Offering Price of the Shares has been arbitrarily determined. There has been no prior market for our common stock or other securities. We have determined the offering price of the Shares arbitrarily, and this price does not necessarily bear any relationship to our assets, net worth, results of operations, or any established criteria of value. The offering price should not be considered an indication of the actual value of the Shares.

4. We may have challenges managing our growth. We can't assure you that our systems, procedures and controls will be adequate to support our operations as they expand. Any future growth also will impose significant added responsibilities on members of senior management, including the need to identify, recruit and integrate new senior level managers and executives. We can't assure you that such additional management will be identified and retained by us. If we are unable to manage our growth efficiently and effectively or are unable to attract and retain additional qualified management, then there could be a material adverse effect on our financial condition and results of operations.

5. Our Competitors are bigger and better financed. Certain of our competitors are much larger and well established and have significant financing in place for growth. They also may have lower overhead cost structures and may, therefore, be able to provide their products at lower prices than can the Company. While the Company feels it can penetrate a portion of the existing market share of the larger competitors, we can give no assurance that we will ever be able to secure long-term and profitable customer accounts.

6. The voting control by our directors and officers will make it impossible for other stockholders to effect change even if they are dissatisfied with management's performance. Our directors and officers beneficially own approximately 60% of Casino Players' currently issued and outstanding shares of common stock. Even if all of the shares covered by this Circular are sold, Casino Players officers and directors will continue to own more than 46% of all outstanding

shares, and will, as a practical matter, be able to prevent other stockholders from participating in decisions, such as the election of directors, which affect our management and business direction.

7. We are Dependent On Key Personnel. We believe that our success will depend on the experience of our key managers and other qualified executive leadership. But we will also need the services of other qualified personnel. Although we intend to enter into an employment agreement with each of our executive officers, we can't assure you that any individual will continue in such capacity for any particular period of time. The loss of key personnel or the inability to hire and retain qualified employees could have an adverse effect on our business, financial condition and results of operations.

8. Our corporate documents provide Certain Anti-Takeover Provisions. Our Board of Directors has the authority to issue shares of preferred stock in one or more series and to fix the rights and preferences of the shares of any such series without stockholder approval. Any series of preferred stock is likely to be senior to the Common Stock with respect to dividends, liquidation rights and, possibly, voting rights. This ability to issue preferred stock could have the effect of discouraging unsolicited acquisition proposals and other attempts to buy our company.

9. Our Managers have broad discretion in Applying the Proceeds of this offering. Our management team has broad discretion to adjust the application and allocation of the net proceeds of this Offering in order to address changing circumstances and opportunities. Thus, our success will be substantially dependent upon the discretion and judgment of our management team in applying and allocating these net proceeds.

10. We may never Pay Dividends. To date, we have not paid any cash dividends on our common stock. And even if we become profitable in the future, it is likely that we will retain much or all of our future earnings to finance future growth and expansion. Therefore, we do not presently intend to pay any dividends, and it is not likely that we will pay any dividends in the foreseeable future.

11. There has been no prior market for our stock, and there may only be limited ways to transfer your shares. No prior market has existed for our securities, and we can't assure you that a market will develop subsequent to this offering. You must be fully aware of the long-term nature of an investment in the Company. The Shares are being offered and sold pursuant to Regulation A promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Act") and similar provisions of applicable state laws. While it is our intent to apply for listing of the Shares for trading on the Over the Counter Pink Sheets Market, we can't assure you that we will be successful in such application or, that if we are successful, that a market for our common stock will ever develop or continue on the Pink Sheets or other exchange, purchasers of Shares will need to bear the economic risk of the investment for an indefinite period of time. Ownership of the

Shares must be considered a long-term, non-liquid investment. Prospective investors will be required to represent in writing that they are purchasing the Shares for their own account, for long-term investment only, and not with a view towards resale, fractionalization, division, or distribution.

12. There is No Minimum Number of Shares we have to sell in this Offering. We are making this offering on a "best efforts, no minimum basis." What this means is that all the net proceeds from this Offering will be immediately available for use by us and we don't have to wait until a minimum number of Shares have been sold to keep the proceeds from any sales. We can't assure you that subscriptions for the entire Offering will be obtained. We have the right to terminate the offering of the Shares at any time, regardless of the number of Shares we have sold since there is no minimum subscription requirement. Our ability to meet our financial obligations and cash needs and to achieve our objectives could be adversely affected if the entire offering of Shares is not fully subscribed for.

13. This Memorandum contains Forward-looking Statements. The discussion in this Memorandum regarding the Company and our business and operations includes "forward-looking statements." These statements consist of any statement other than a recitation of historical fact and can be identified by the use of forward-looking terminology such as "may," "expect," "anticipate," "estimate," "intend" or "continue" or the negative version of them, other variations of them, or comparable terminology. You are cautioned that all forward-looking statements are necessarily speculative, and there are certain risks and uncertainties that could cause actual events or results to differ materially from those referred to in such forward-looking statements. We do not have a policy of updating or revising forward-looking statements; thus, it should not be assumed that silence by us over time means that actual events are bearing out as estimated in such forward looking statements.

14. We will Need Additional Capital{ TC "Need for Additional Capital" \f C \l "4" }. We contemplate that we will need to seek additional financing in order to fund growth, acquire new mining projects, and continue mining efforts. We have made no arrangements to obtain future additional financing, and we cannot assure you that such additional funds will be available or that, if available, such additional funds will be on terms acceptable to us.

15. You will suffer Immediate Dilution in value of your shares{ TC "Immediate Dilution" \f C \l "4" }. After giving effect to the sale of all Shares of Common Stock offered by us in this offering, our existing shareholders will experience an immediate increase in net tangible book value, and purchasers of Common Stock in this offering will experience an immediate dilution in net tangible book value.

16. State Blue Sky registration; potential limitations on resale of the shares. The holders of our shares of common stock and persons who desire to purchase them in

any trading market that might develop in the future should be aware that there may be significant state law restrictions upon the ability of investors to resell our securities. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one. It is the intention of our management to seek coverage and publication of information regarding the Company in an accepted publication which permits a "manual exemption." This manual exemption permits a security to be distributed in a particular state without being registered if the company issuing the security has a listing for that security in a securities manual recognized by the state. However, it is not enough for the security to be listed in a recognized manual. The listing entry must contain (1) the names of issuers, officers, and directors, (2) an issuer's balance sheet, and (3) a profit and loss statement for either the fiscal year preceding the balance sheet or for the most recent fiscal year of operations. Furthermore, the manual exemption is a nonissuer exemption restricted to secondary trading transactions, making it unavailable for issuers selling newly issued securities. Most of the accepted manuals are those published in Standard and Poor's, Moody's Investor Service, Fitch's Investment Service, and Best's Insurance Reports, and many states expressly recognize these manuals. A smaller number of states declare that they 'recognize securities manuals' but do not specify the recognized manuals. The following states do not have any provisions and therefore do not expressly recognize the manual exemption: Alabama, Georgia, Illinois, Kentucky, Louisiana, Montana, South Dakota, Tennessee, Vermont and Wisconsin.

17. Sales of a substantial amount our common stock in the future could cause our stock price to fall. Some stockholders hold a substantial number of shares of our common stock that have not yet been sold in the public market. Further, additional shares may become available for sale upon the conversion or redemption of our convertible subordinated note. Sales of a substantial number of shares of our common stock within a short period of time in the future could impair our ability to raise capital through the sale of additional debt or stock and /or cause our stock price to fall.

18. There is no active trading market for the shares of our common stock, nor is it known whether or when an active trading market for our common stock will develop. Although we intend to apply for a listing of our common stock on the Pink Sheets, we may not be successful and it is possible that there will not be any trading market for shares of our common stock. If we are able to secure such a listing on the Pink Sheets, the liquidity of our common stock could be impaired, not only in the number of shares that are bought and sold, but also through delays in the timing of transactions, and coverage by security analysts and the news media, if any, of our company. As a result, prices for shares of our common stock may be lower than might otherwise prevail if our common stock was quoted on the OTC Bulletin Board or the NASDAQ Stock Market or traded on a national securities exchange, like the New York Stock Exchange or American Stock Exchange. Sales of a substantial number of shares of our common stock in the public market, including the shares offered under this memorandum, could lower our stock price and impair our ability to raise funds in new stock offerings.

19. The trading price of our common stock could entail additional regulatory requirements which may negatively affect the trading. If our shares are listed and commence trading on the Pink Sheets, the trading price of our common stock will be below $5.00 per share. As a result of this price level, trading in our common stock would be subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These rules require additional disclosure by broker-dealers in connection with any trades generally involving any non-NASDAQ equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such rules require the delivery, before any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith, and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally institutions). For these types of transactions, the broker-dealer must determine the suitability of the penny stock for the purchaser and receive the purchaser's written consent to the transaction before sale. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our common stock. As a consequence, the market liquidity of our common stock could be severely affected or limited by these regulatory requirements.

20. Investors in Casino Players' shares will suffer immediate and substantial dilution from the price they pay for the shares. Investors in Casino Rated Players shares will acquire a minority interest in Casino Rated Players, but will make a substantially greater financial investment than will the existing stockholders an immediate loss of value in the event Casino Rated Players were to be liquidated and the entire net tangible book value were to be available for distribution to the common stockholders. At December 31, 2004, Casino Players net negative tangible book value was a negative $74,591 or $ (.0025) per share of common stock, with 29,300,000 shares, issued and outstanding. Net tangible book value per share represents total tangible assets, less total liabilities, divided by the number of shares of common stock outstanding. Assuming the sale of the 8 million shares offered by Casino Players under this Offering Statement at a public offering price of $.25 per share, of which there is no assurance, and after deducting the estimated expenses of this offering, Casino Players pro forma net tangible book value, at December 31, 2004, would have been $915,409, or $.0278 per share of common stock, with 37,300,000 shares issued and outstanding. This represents an immediate increase in net tangible book value of $.025 per share to existing stockholders and an immediate dilution of $..002 per share to new investors participating in this offering. If Casino Players actually sells less than the full 8 million shares it is offering, the dilution to purchasers will increase proportionately.

21. Casino Players has issued additional stock which, although not offered under this Offering Statement and presently ineligible for sale to the public, can be sold into the public market in the future and depress the market price for Casino Players stock. As of the date of this Offering Statement, there are 29,300,000 shares

of Casino Rated Players common stock issued and outstanding. 6,000,000 of those shares are offered for sale to the public under this Offering Statement, leaving 23,300,000 shares available for sale into the public market at some time in the future. These sales may take place under a future registration statement or, after stock has been outstanding for more than one year, pursuant to Rule 144, which places a limit on how many shares can be sold by an individual in a three month period, and imposes other requirements on the sale. The bulk of these shares become eligible for sale under Rule 144, subject to the individual volume limitations on sales during a three month period, beginning September 2006. Each of the holders of these shares, who are Casino Players directors and officers, could begin selling approximately 290,000 shares into the market every three months after that date, subject to satisfying the notice, transaction and public information requirements of the Rule. Beginning in September 2007, these shares can be sold without restrictions or limitations, assuming the holders are at that time no longer affiliates of Casino Players. The introduction of these shares, even in limited quantities, into the market place could result in a decline in the market price for Casino Players common stock as a result of supply exceeding demand.

22. Sales by Selling Security Holders. As there is no market for our common stock, the shares being offered for resale by selling shareholders will be offered and sold at the fixed price of $0.25 per share until the shares become quoted on a securities market such as the Over the counter Bulletin Board or securities exchange. After qualification of this Form 1-A, the Company will not be a "reporting company" under the Securities Exchange Act of 1934, and, accordingly, its securities will not be eligible for quotation on the OTCBB or an exchange until such time that it becomes a reporting company.

Casino Players may not have identified all risks to which the success of its business may be exposed. You may determine that additional risks exist. You are encouraged to carefully evaluate Casino Players business and prospects, together with these risk factors and the merits of investment, before purchasing any of the shares offered by either Casino Players or the selling security holders.

Item 4. Plan of Distribution

Casino Players is offering 8,000,000 shares of its common stock and selling security holders are offering 6,000,000 shares of Casino Players common stock under this Offering Statement. Casino Players does not have any plan, agreement or understanding with the selling security holders regarding the coordination of its offering with theirs. Casino Players plans to recruit a securities broker-dealer to apply for authority to publish quotations for Casino Players stock on the Pink Sheets quotation system. In the event Casino Players or any of the selling security holders is able to engage an underwriter, Casino Players will be obligated to amend this Offering Statement to identify the underwriter and disclose the terms of the underwriter's compensation and disclose any change in the plan of distribution.

SALES BY CASINO PLAYERS

Casino Players is offering 8 million shares of its common stock in a self-underwritten, public offering. These shares will be offered by its officers and directors, as part of their normal duties, who will not be compensated for making such sales, apart from their executive salaries. None of the directors and officers have ever been affiliated with or employed by a securities broker-dealer. Casino Players may also sell shares outside the United States in the event the opportunity arises to make foreign sales.

Casino Players plans to sell the shares directly to investors at a price of $0.25 per share; however, there is no assurance Casino Players will be able sell all or any of these shares. Casino Players may also issue shares as consideration for acquisitions or as compensation for services. At the date of this Offering Circular, Casino Players does not have any agreement, arrangement or understanding with any securities broker-dealer regarding distribution of the shares.

SALES BY SELLING SECURITY HOLDERS

Selling security holders are offering 6,000,000 shares of Casino Player's common stock under this Offering Circular at a price of $0.25 per share. The selling security holders may sell the shares from time to time directly to purchasers or through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or from the purchasers. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved. Casino Players will not receive any proceeds from the sale of the shares by selling security holders.

The shares may be sold in one or more transactions at fixed prices until a public market develops, at prevailing market prices at the time of sale after a public market develops, at prices related to prevailing market prices, a varying prices determined at the time of sale, or at negotiated prices.

The aggregate proceeds to the selling security holders from the sale of the shares offered by them will be the purchase price of the shares less discounts, concessions and commissions, if any. The selling security holders reserve the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of the shares to be made directly or through agents.

In order to comply with the securities laws of some states, if applicable, the shares may be sold in these jurisdictions only through registered or licensed securities brokers or dealers. In addition, in some states, the shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and has been complied with.

The selling security holders and any underwriters, broker-dealers or agents who participate in the sale of the shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, concessions, commissions or profit they earn on any re-sales of the shares may be underwriting discounts or commissions under the Securities Act. Selling security holders and their agents who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the Offering Statement delivery requirements of the Act. Casino Players has advised the selling security holders that they or persons acting on their behalf are required to deliver a copy of this Offering Statement when making sales of the shares.

In addition, any shares covered by this Offering Circular which also qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this Offering Circular. A selling security holders may transfer, devise or gift his shares by other means not described in this Offering Circular.

To the extent required, the specific shares to be sold, the purchase prices and the public offering prices, the name of any agent, dealer or underwriter and any applicable discounts or commissions with respect to a particular offer or sale will be set forth in accompanying supplement or, if appropriate, in a post-effective amendment to this Offering Circular.

This offering of the shares for resale by the selling security holders will begin on the date of this Offering Circular and continue as long as this Offering Circular is in effect or until the selling security holders have sold all of their shares, whichever occurs first. If required, Casino Players will distribute a supplement to this Offering Circular or amend this Offering Circular in part to describe material changes to the terms of the offering.

Casio Players is paying all of the costs for qualifying the shares for resale by the selling security holders. These expenses include the SEC's filing fees and filing fees under state securities or "blue sky" laws. The selling security holders will pay all underwriting discounts, commissions, transfer taxes and other expenses associated with their resale of the shares.

Name of Selling Shareholder	Shares Owned Before Offering	Shares Offered by this Prospectus	Shares Owned After Offering	% Owned After Offering
iVest Investments, LLC, a Colorado limited liability company	2,900,000	2,900,000	2,900,000	7.8%
Double Diamond Investments, Inc., a Nevada corporation	2,200,000	2,200,000	2,200,000	5.9%
David Dreslin	200,000	200,000	200,000	Less than 1%
David Scott	2,000,000	700,000	2,000,000	6.9%

Item 5.Use of Proceeds to Issuer

Casino Players will receive net proceeds of approximately $1,990,000, assuming it is able to sell all of the shares it is offering in the Offering Statement and after the payment of expenses of this offering, estimated at $10,000. We do not have any agreement, arrangement or understanding with any securities broker-dealer for sale of the Shares. See, "Plan of Distribution". There is no assurance Casino Players will be able to sell any of the shares.

The following table sets forth Casino Player's intended uses of the net proceeds, assuming the sale of all of the Shares.

Advertising/Branding...........$220,000
Marketing..........................$380,000
Web Site Improvements............$10,000
Legal/Professional......................$75,000
Working Capital $1,305,000

Casino Players expects the net proceeds from the sale of twenty-five percent of the shares will sustain its operations for a period of twelve months and the sale of more shares for a proportionally longer period of time. Revenues generated during the period will extend the period over which Casino Players can use the net proceeds. There is no assurance that the net proceeds will be received in time to meet Casino Player's needs. Casino Player's board of directors reserves the right to reallocate the use of proceeds to meet unforeseen events. Pending their use, Casino Players may deposit proceeds in commercial bank accounts or invest them in money market funds for short term government obligations.

Item 6. Description of Business

Casino Players (www.casinoratedplayers.com), which conducts business under the trade name and service mark "Casino Rated Players" is an online travel and casino representative company (Casino Rep) that offers free casino resort rooms to qualified gamblers. We are licensed to do business with over 25 casino resorts in North America and the Caribbean. We have focused our efforts on the niche market of smaller stakes casino gamblers and their friends and families.

A Casino Rep must qualify for a gaming license in every state that offers gambling and then with a respective casino resort that is offering a commission for delivering eligible players to their property. Once a Casino Rep is licensed with a casino resort, it may request free rooms or suites for qualified Players and receive a commission from the play. There are over 800 Casino Rep companies in the USA that are licensed in one or more states, each receiving a commission from the licensed casino resort.

Qualification for free rooms typically is based on a gambler's having to play table games or slot machines for a minimum of 4 hours per day, with average hands between $50-$150 for table games and $1-$5 for slot machine play. More detailed qualifications are listed on our website. We market, via Email and PopUp ads online, to gaming players that are online gamblers. We primarily target the smaller stakes player who does not have the financial clout to request free rooms at many casino destinations.

Casino Players has a data base of qualified players to whom we offer free rooms, meals, and transportation. We also will subscribe to additional data bases once we have financial resources to do so. We target these players via direct mail and personal phone calls. We offer gamblers with a history of legal gaming activity the opportunity to visit casino properties in the United States and the Caribbean and to obtain complimentary rooms, meals and other services. The availability and extent of complimentary products and services is dependent upon the gaming history of the player. In general, Casino Players is compensated by the casino resort based upon a percentage of the players' betting activity. The percentage of our compensation varies from casino to casino, but generally averages between ten and fifteen percent of the players' estimated average bet per hand multiplied by the estimated number of hands per hour of play in domestic casinos, and ten to fifteen percent of the players' estimated losses at Caribbean casinos.

Casino Players is also targeting to acquire several other strategically located Casino Rep companies in an effort to increase revenues and clout with casino resorts. We can negotiate better commissions based on increased volume and quality of referred players.

Casino Players has approval with one major cruise line to operate Poker Tournaments to all guests and also to Poker Players that reserve cruise ship cabins through our web site for certain 4-7 night Caribbean cruises. We will bring our own poker tables and dealers to operate these Tournaments.

CasinoRatedPlayers.com

At our website, users can view and compare air fares and book airplane tickets, hotel rooms, car rentals, cruises and vacation packages, and Qualified Players may request free rooms at a participating casino resort. As the on-line travel services industry continues to evolve and mature, Casino Players believes consumers will increase their patronage of easy-to-use web sites that provide a broad range of travel services including: airline transportation, accommodations, travel packages, as well as the ability to request free rooms for qualified players. We have targeted this niche audience to focus our marketing efforts on an ever-growing segment of the population.

Visitors to our website are greeted by a home page from which they can select the type of travel product they desire. By clicking the desired menu item, visitors are guided through a series of screens that enable them to select the particular travel product(s) they are seeking and dates on which they desire to travel. Once the desired selections are made, visitors can obtain pricing information and make reservations for their selections. Payment can be made by most major credit cards.

Marketing

Our marketing plan includes direct mail letters and post cards to our database of over 10,000 past customers; weekly advertising in the travel section of Sunday newspapers; email to purchased opt-in databases of gamblers; and Pop-Up and Pop Under ads of online casinos and gaming sites. Through our affiliation with certain casinos, we offer free rooms to qualified players, discounted rooms to players that try to qualify for free rooms, and poker cruises that sail 4-7 nights in the Caribbean.

On-line Travel Industry

In contrast to travel agency bookings, the on-line travel market has been strong. Despite tough economic conditions, a tense political climate, the 9/11 crisis, and fewer travelers. According to a report from PhoCusWright Inc., *Online Travel Overview: Market Size and Forecasts 2002-2005*, online leisure/unmanaged business travel grew thirty-seven percent to over $28 billion while the overall travel market declined five percent. In the U.S., the combination of more households on-line and an increasing propensity to buy travel on-line is forecast to lead to an annual increase in on-line travel buyers of about nineteen percent through 2005, according to the Travel Industry Association of America. Forrester Research (a consulting firm in the Internet travel industry) estimates that more than $29.4 billion in travel will be sold on-line in 2005, almost four times 1999 level, and ten times the 1998 level.

The on-line travel sector enjoyed resurgence at the start of January 2002. ComScore Networks, a Reston, Virginia-based Internet research firm, reported that consumers spent nearly $7 billion at domestic travel sites in the first quarter of 2002, an increase of forty-eight percent over the same period in 2001, and thirty-nine percent above the fourth quarter of 2001, which saw a huge slump caused by the terrorist attack on the United States. The first six months of 2002 saw sales totaling $14.8 billion, a seventy-one percent increase in sales from the first half of 2001.

ComScore reported that the sale of travel packages totaled $552 million during the first six months of 2002, a 141 percent increase. Furthermore, both the low cost of customer interaction and the automation of processing and fulfillment functions supported by Internet sales allow online travel service providers the potential to maintain lower operating expenses. On the other hand, consumers benefit from convenient access to a range of travel options and information regarding available travel services and products.

Due to our limited participation in the online market for travel related products and services, Casino Players has not yet benefited from the growth in this market segment, but, as financial resources become available to us, we intend to take advantage of our market niche within this online travel sector to enhance our revenues.

Competition

We face competition primarily from Casino Resorts themselves. The casinos have databases tracking players at their casinos and offer free rooms when rooms are available. They may also contact Casino Players' customers directly, if they have not traveled to the respective casino in the past 12 months. Other Casino Rep companies are also our competitors, but they normally contact players from their respective territories based on their corporate locale.

Our Products and Services

Casino Rated Player's website: www.casinoratedplayers.com offers the following products and services to visitors:

- Free Rooms at Casino Resorts- based on qualifications, the internet viewer requests dates of travel via Email to Casino Players.

- Air Line Tickets - Visitors can view and compare fares and purchase tickets for domestic and international flights offered by major airline carriers worldwide.

- Hotel Accommodations - Visitors can select hotel accommodations by selecting their destination country, state/province and city, and viewing a list of properties available on the dates selected. Casino Players offers hotel reservations through an affiliate program of CNG Group that enables it to sell hotel rooms online, worldwide.

- Car Rentals - We offer full car rental services.

- Casino Packages - Casino Players offers discounted casino tour packages to website customers, and complementary rooms and suites to qualified players.

Employees

Casino Players currently employs two executive officers and one part-time employee. Casino Players may add as many as twenty additional full time employees, subject to sale of the shares offered by this circular, in order to fully staff its operations.

Offices

Casino Players leases approximately 1,000 square feet of office space at 1000 S. Ocean Blvd., Suite 15P, Pompano Beach, Florida 33062. This facility is adequate for our current operations; however, as our business expands, we will need additional space.

Item 8. Directors, Executive Officers and Significant Employees

The stockholders of Casino Players elect the directors at the annual meeting to serve for one year and until their successors are elected and qualify. Directors do not receive compensation for serving as directors. Officers are elected by the board of directors and their terms of office are, except as otherwise stated in employment contracts, at the discretion of the board of directors

The following table includes the names, ages, positions held and terms of office of Casino Players executive officers and directors.

NAME	AGE	POSITION	DIRECTOR SINCE
William G. Forhan	60	Chief Executive Officer, and Director	Jan 5, 2000
Joe Fahoome	55	President and Director	August 1, 2004

William G. Forhan, Chief Executive Officer, Founder and director. From January 5, 2000 until the present, he was the founder, director, president and owner of a majority of the stock of Casino Rated Players, Inc., our predecessor entity. From June 1, 1999 until January 5, 2000 he served as President of byebyenow.com, Inc., a South Florida-based internet travel company. From June 15, 1998 thru December 31, 1999, Mr. Forhan served as President of Aviation Industries Corp, a publicly traded (OTCBB) holding company specializing in the travel industry. From January 5, 1994 to January 5, 2000, he served as President and Chief Executive Officer of Integrated Marketing Professionals, Inc. (OTCBB: POKR), a provider of vacation casino packages to Biloxi, MS, individuals.

Joe Fahoome, President, Director. He has served as President of Casino Rated Players, Inc, and its successor, Casino Players, Inc. since January 2004. He also has been owner of a Casino Rep company for over 25 years. He owns 50% of a company located in Detroit, Michigan and has Casino Resort contacts in Las Vegas, Atlantic City and the Bahamas. From January 1980 to July 2004, he owned VIP Junkets in Detroit, which offered qualified players free rooms in Las Vegas, Atlantic City and the Bahamas, and tour and travel packages to over 15,000 individuals to gaming destinations.

Item 9. Remuneration of Directors and Officers

During the last fiscal year, the three highest paid officers or directors were as follows:

Name	Title	Annual Compensation

William G. Forhan	CEO	None
Joseph Fahoome	President	$84,000

Employment Agreements

Casino Players has entered into employment agreement with Mr. Fahoome for a term of 1 year, terminating August 1, 2006, with automatic annual renewals, unless either Casino Players or the employee elects to terminate the agreement at the end of the initial or any renewal term. Claims under the agreements are to be resolved by arbitration before the American Arbitration Association.

Item 10. Security Ownership of Management and Certain Securityholders

Prior to this Offering, the Company had approximately 29,300,000 shares of its Common Stock issued and outstanding. The following table sets forth, as of September 30, 2005, the beneficial ownership of the Company's Common Stock (i) by the only persons who are known by the Company to own beneficially more than 5% of the Company's Common Stock; (ii) by each director of the Company; and (iii) by all directors and officers as a group.

			Percentage of Ownership	
Name of Beneficial Owner	Address	Shares of Common Stock Owned	Before Offering	After Offering
William G. Forhan, director	1000 S. Ocean Blvd Pompano Beach, FL	9,000,000	30.9	24.3
Joseph Fahoome, director	1010 S. Ocean Blvd Pompano Beach FL.	9,000,000	30.9	24.3
David Scott	6500 Collins Ave Miami Bch Fl.	2,000,000	6.9	5.4
iVest Investments, LLC	255 S. Orange Ave. Ste.1201 Orlando, FL 32801	2,900,000	9.9	7.8
Double Diamond Investments, Inc.	280 Wekiva Springs Rd., Suite 201 Longwood, FL 32779	2,200,000	7.5	5.9
All officers and directors as a group		18,000,000	62.0	48.6

Item 11. Interest of Management and Others in Certain Transactions

None

Item 12. Securities Being Offered

The following description of the rights and preferences of the Company's capital stock is merely a summary. Each prospective investor should refer to the Company's Articles of Incorporation for a complete description of the Company's capital stock as well as to the applicable statutes of the State of Nevada for a more complete description concerning the rights and liabilities of stockholders. A Copy of the Certificate of Incorporation and Bylaws, as amended to date, are attached hereto as Exhibit "B".

The authorized capital stock of the Company consists of 200 million shares of Common Stock, with a par value of $.0001 per share, of which approximately 29,100,000 shares are issued and outstanding, and 20,000,000 shares of Preferred Stock, with a par value of $.0001 per share, none of which has been issued or is outstanding.

Common Stock

Holders of the Common Stock do not have preemptive rights to purchase additional shares of Common Stock or other subscription rights. The Common Stock carries no conversion rights and is not subject to redemption or to any sinking fund provisions. Upon liquidation or dissolution of the Company, whether voluntary or involuntary, holders of shares of Common Stock are to share equally in the assets of the Company available for distribution to stockholders. All outstanding shares of Common Stock are validly authorized and issued, fully paid and nonassessable, and all shares to be sold and issued as contemplated hereby will be validly authorized and issued, fully paid and nonassessable. The Board of Directors is authorized to issue additional shares of Common Stock, not to exceed the amount authorized by the Company's Articles of Incorporation, on such terms and conditions and for such consideration as the Board may deem appropriate without further stockholder action.

Each holder of Common Stock is entitled to one vote per share on all matters on which such stockholders are entitled to vote. Since the shares of Common Stock do not have cumulative voting rights, the holders of more than 50% of the shares voting for the election of directors can elect all the directors if they choose to do so and, in such event, the holders of the remaining shares will not be able to elect any person to the Board of Directors.

Holders of the Company's Common Stock are entitled to dividends when, as, and if declared by the Board of Directors out of funds legally available therefor. The Company does not anticipate the declaration or payment of any dividends in the foreseeable future. The Company intends to retain earnings, if any, to finance the development and expansion of its business. Future dividend policy will be subject to the discretion of the Board of Directors and will be contingent upon future earnings, if any, the Company's financial condition, capital requirements, general business conditions, and other factors. Therefore, there can be no assurance that any dividends of any kind will ever be paid.

Preferred Stock

The Preferred Stock has been authorized as "blank check" preferred stock with such designations, rights, and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval (but subject to applicable government regulatory restrictions), to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Company's Common Stock.

The terms, preferences, limitations and relative rights of the Preferred Stock are as follows:

(a) The Board of Directors is expressly authorized at any time and from time to time to provide for the issuance of shares of Preferred Stock in one or more series, with such voting powers, full or limited, but not to exceed one vote per share, or without voting powers, and with such designations, preferences and relative participating, optional or other special rights, qualifications, limitations or restrictions, as shall be fixed and determined in the resolution or resolutions providing for the issuance thereof adopted by the Board of Directors, and as are not stated and expressed in these Articles of Incorporation or any amendment hereto, including (but without limiting the generality of the foregoing) the following:

(i) the distinctive designation of such series and the number of shares which shall constitute such series, which number may be increased (except where otherwise provided by the Board of Directors in creating such series) or decreased (but not below the number of shares thereof then outstanding) from time to time by resolution by the Board of Directors;

(ii) the rate of dividends payable on shares of such series, the times of payment, whether dividends shall be cumulative, the conditions upon which and the date from which such dividends shall be cumulative;

(iii) whether shares of such series can be redeemed, the time or times when, and the price or prices at which shares of such series shall be redeemable, the redemption price, terms and conditions of redemption, and the sinking fund provisions, if any, for the purchase or redemption of such shares;

(iv) the amount payable on shares of such series and the rights of holders of such shares in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the corporation;

(v) the rights, if any, of the holders of shares of such series to convert such shares into, or exchange such shares for, shares of Common Stock or shares of any other class or series of Preferred Stock and the terms and conditions of such conversion or exchange; and

(vi) the rights, if any, of the holders of shares of such series to vote.

(b) Except in respect of the relative rights and preferences that may be provided by the Board of Directors as hereinbefore provided, all shares of Preferred Stock shall be of equal rank and shall be identical, and each share of a series shall be identical in all respects with the other shares of the same series.

Part F/S
Financial Statements

ACCOUNTANT'S COMPILATION REPORT

Board of Directors
Casino Players, Inc.

We have compiled the accompanying Balance Sheet of Casino Players, Inc. as of October 31, 2005, and the related Statement of Operations and Cash Flows from the period of inception to October 31, 2005 in accordance with standards established by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements, information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

Dreslin Financial Services

/s/ David Dreslin

Seminole, Florida
November 3, 2005

CASINO PLAYERS, INC.
BALANCE SHEET
October 31, 2005

ASSETS

Current assets:		
Cash and cash equivalents	$	341
Accounts receivable		5,000
Total current assets		5,341
Other assets:		
Intangible assets, net of accumulated amortization of $257		44,143
Total Assets	$	49,484

LIABILITIES AND SHAREHOLDER'S EQUITY

Current liabilities:		
Deferred compensation	$	57,000
Due to shareholder		1,803
Total current liabilities		58,803
Shareholder's equity:		
Common Stock, $.0001 par value, 100,000,000 shares authorized, 29,000,000 shares issued and outstanding		2,930
Retained deficit		(12,249)
Total shareholders' equity		(9,319)
	$	49,484

Unaudited - See Accountants' Compilation Report.

CASINO PLAYERS, INC.
STATEMENT OF OPERATIONS
For the period from Inception to October 31, 2005

Commissions earned	$ 5,105
Selling, general, and administrative expenses	17,354
Net (Loss)	($12,249)
Basic and diluted loss per common share	($0.001)
Weighted average common shares outstanding	16,650,000

Unaudited - See Accountants' Compilation Report.

CASINO PLAYERS, INC.
STATEMENT OF CASH FLOWS
For the period from Inception to October 31, 2005

Cash flows from operating activities:	
Net income	**($12,249)**
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization	**257**
Stock issued for services and other assets	**2,930**
Changes in assets and liabilities:	
Increase in accounts receivable	**(5,000)**
Increase in other assets	**(44,400)**
Increase in accounts payable and accrued expenses	**57,000**
Increase in amounts due shareholders	**1,803**
	341
Cash flows used in investing activities:	
Capital asset expenditures	
Cash flows provided from financing activities:	
Net change in cash and cash equivalents	**341**
Cash and cash equivalents, beginning of period	**0**
Cash and cash equivalents, end of period	**$341**
Supplemental disclosure:	
Interest expense paid	**$0**

Unaudited - See Accountants' Compilation Report.

CASINO PLAYERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid	
	Shares	$	in capital	Deficit
Balance July 20, 2005 (date of Inception)	**0**	**$0**	**$0**	**$0**
Stock issued for asset acquisitions	4,000,000	400		
Stock issued for consulting services ans professional fees	25,300,000	2,530		
Net loss for the period ended October 31, 2005				(12,249)
Balance October 31, 2005	**29,300,000**	**$2,930**	**$0**	**($12,249)**

CASINO PLAYERS, INC.
NOTES TO FINANCIAL STATEMENTS
UNAUDITED

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Organization
The Company was organized July 20, 2005 under the laws of the State of Nevada. The Company is a casino representative company offering comp rooms to rated players. The Company's revenues are a percentage of the amount of income the casino earns from the rated player. The casino tracks the play of the rated player to determine its gross income, and the Company then is paid its contractual percentage based on that income, realized at the time of play.

Basis of Accounting
The accompanying financial statements are prepared using the accrual basis of accounting where revenues are recognized when earned and expenses are recognized when incurred. This basis of accounting conforms to generally accepted accounting principles.

Fixed assets
Fixed assets are carried at cost. The company provides depreciation over the estimated useful lives of fixed assets using the straight line method. Upon retirement or sale of fixed assets, their net book value is removed from the accounts and the difference between such net book value and proceeds received is income or loss. Expenditures for maintenance and repairs are charged to income while renewals and betterment's are capitalized.

Estimated useful lives are as follows:

Furniture	7 years
Office equipment	5 years

Income taxes
The Company has adopted SFAS 109. The Company has not made a provision for income tax purposes due to its start up status.

Revenue recognition
The Company derives its revenue from the commissions earned from travel suppliers, Casino Resorts and on the direct sale of travel and gaming related products. Revenue is recognized upon the confirmation of receipt of the commission

Intangible assets
The Company assesses long-lived assets for impairment under FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Under those rules, long-lived assets are included in impairment evaluations when events or circumstances exist that indicate the carrying amount of those assets may not be recoverable.

Net income per share
The company has adopted of SFAS 128, Earnings per Share issued by the Financial Accounting Standards Board.

CASINO PLAYERS, INC.
NOTES TO FINANCIAL STATEMENTS
UNAUDITED

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (continued)

Cash
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The most significant estimates included in the preparation of the financial statements are related to asset lives and accruals.

Advertising Costs
Advertising costs generally will be charged to operations in the year incurred.

NOTE 2:

Asset Acquisition
On September 30, 2005, the Company acquired all of the assets of Casino Rated Players, Inc. a subsidiary of Invicta Group, Inc. for 4,000,000 shares of the Companies stock valued at $400, and the assumption of the Company's deferred compensation liability of $43,000 resulting in a total purchase price of the assets of $43,400. The entire cost was allocated to goodwill and will be amortized by the Company over a 15 year period.

NOTE 3:

Stock Issuance
On October 22, 2005, the company approved a corporate resolution to issue 25.3 Million shares of its restricted stock. The stock was issued in order to compensate individuals for various consulting services, and professional fees.

CASINO RATED PLAYERS, INC.
BALANCE SHEET
December 31, 2004

ASSETS	
Current assets:	
Cash and cash equivalents	$99,853
Total current assets	99,853
	$99,853
LIABILITIES AND SHAREHOLDER'S EQUITY	
Current liabilities:	
Accounts payable and accrued liabilities	$5,547
Due to affiliates	118,283
Total current liabilities	123,830
Shareholder's equity:	
Common Stock, $.001 par value, 100,000,000 shares authorized, -0- shares issued and outstanding	$0
Retained deficit	(23,977)
Total shareholders' equity	(23,977)
	$99,853

See accompanying notes to the financial statements.

CASINO RATED PLAYERS, INC.
STATEMENT OF OPERATIONS
December 31, 2004

Commissions earned	**$54,178**
Cost of sales	**$26,638**
Gross profit	**27,540**
Selling, general, and administrative expenses	**51,517**
Net Income	**($23,977)**

See accompanying notes to the financial statements.

CASINO RATED PLAYERS, INC.
STATEMENT OF CASH FLOWS
December 31, 2004

Cash flows from operating activities:	
Net income	**($23,977)**
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in accounts payable and accrued expenses	**5,547**
Increase in amounts due affiliates	**118,283**
	99,853
Cash flows used in investing activities:	
Capital asset expenditures	
Cash flows provided from financing activities:	
Net change in cash and cash equivalents	**99,853**
Cash and cash equivalents, beginning of period	**0**
Cash and cash equivalents, end of period	**$99,853**
Supplemental disclosure:	
Interest expense paid	**$0**

See accompanying notes to the financial statements.

CASINO RATED PLAYERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid	
	Shares	$	in capital	Deficit
Balance January 1, 2004	**0**	**$0**	**$0**	**$0**
Net loss for the period ended December 31, 2004				(23,977)
Balance December 31, 2003	**0**	**$0**	**$0**	**($23,977)**

CASINO RATED PLAYERS, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Organization
The Company was organized July 13, 2004 under the laws of the State of Nevada. The Company is a casino representative company offering comp rooms to rated players. The Company's revenues are a percentage of the amount of income the casino earns from the rated player. The casino tracks the play of the rated player to determine its gross income, and the Company then is paid its contractual percentage based on that income, realized at the time of play.

Basis of Accounting
The accompanying financial statements are prepared using the accrual basis of accounting where revenues are recognized when earned and expenses are recognized when incurred. This basis of accounting conforms to generally accepted accounting principles.

Fixed assets
Fixed assets are carried at cost. The company provides depreciation over the estimated useful lives of fixed assets using the straight line method. Upon retirement or sale of fixed assets, their net book value is removed from the accounts and the difference between such net book value and proceeds received is income or loss. Expenditures for maintenance and repairs are charged to income while renewals and betterment's are capitalized.

Estimated useful lives are as follows:

Furniture	7 years
Office equipment	5 years

Income taxes
The Company has adopted SFAS 109. The Company has not made a provision for income tax purposes due to a net operating loss. The net losses of approximately $24,000 can be carried forward to offset future taxable income. The net operating loss carry-forward begin expiring in 2024.

Revenue recognition
The Company derives its revenue from the commissions earned from travel suppliers, and on the direct sale of travel related products. Revenue is recognized upon the receipt of the commission

Intangible assets
The Company assesses long-lived assets for impairment under FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Under those rules, long-lived assets are included in impairment evaluations when events or circumstances exist that indicate the carrying amount of those assets may not be recoverable.

Net income per share
The company has adopted of SFAS 128, Earnings per Share issued by the Financial Accounting Standards Board.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (continued)

Cash
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The most significant estimates included in the preparation of the financial statements are related to asset lives and accruals.

Advertising Costs
Advertising costs generally will be charged to operations in the year incurred. Advertising expense approximated $6,800 for 2004.

NOTE 2: AMOUNTS DUE TO AFFILATES

Amount due from affiliates is a result of short-term operating advances from the Company's parent corporation Invicta Group, Inc. The amounts are considered current, short-term, and non-interest bearing

NOTE 3: RELATED PARTY TRANSACTIONS

The company has received various short-term advances from its parent corporation Invicta Group, Inc. (See note 2) There is no interest on these advances.

NOTE 4: SUBSEQUENT EVENTS

Payment of amounts due affiliates
During 2005, the company has paid back approximately $82,000 in it amount due to affiliates.

Sale of Company
Invicta Group, Inc, the company's parent has entered into an agreement to sell the Company to Aztec Energy, Inc. a publicly traded pink sheet company(AZCE). Aztec Energy, Inc. will pay Invicta 4 million shares of its restricted stock in return for a 100% interest in the Company. Closing is set for August 2, 2005.

CASINO RATED PLAYERS, INC.

BALANCE SHEET

August 31, 2005

ASSETS

Current assets:	
Cash and cash equivalents	$3,350
Total current assets	3,350
Other assets:	
Organization cost	1,000
Total other assets	1,000
	$4,350

LIABILITIES AND SHAREHOLDER'S EQUITY

Current liabilities:	
Accounts payable and accrued liabilities	$6,089
Deferred revenue	2,361
Due to shareholder	1,000
Deferred compensation	33,000
Due to affiliates	35,491
Total current liabilities	77,941
Shareholder's equity:	
Common Stock, $.001 par value, 100,000,000 shares authorized, -0- shares issued and outstanding	$0
Retained deficit	(73,591)
Total shareholders' equity	(73,591)
	$4,350

CASINO RATED PLAYERS, INC.
STATEMENT OF CASH FLOWS
For the Eight Months Ending August 31, 2005

Cash flows from operating activities:	
Net income	($49,614)
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) in other assets	(1,000)
Increase in accounts payable and accrued expenses	36,903
(Decrease) in amounts due affiliates	(82,792)
	(96,503)
Cash flows used in investing activities:	
Capital asset expenditures	
Cash flows provided from financing activities:	
Net change in cash and cash equivalents	(96,503)
Cash and cash equivalents, beginning of period	99,853
Cash and cash equivalents, end of period	$3,350
Supplemental disclosure:	
Interest expense paid	$0

CASINO RATED PLAYERS, INC.
STATEMENT OF OPERATIONS
For the Eight Months Ending August 31, 2005

Commissions earned	$136,049
Cost of sales	111,146
Gross profit	24,903
Selling, general, and administrative expenses	
Bank service charges	322
Casual labor	2,303
Credit card discounts	1,756
Insurance	5,589
License and permits	25
Office supplies	292
Payroll expenses	59,709
Printing and reproduction	351
Rent	1,200
Repairs	100
Telephone	2,870
Total operating expense	74,517
Net (Loss)	($49,614)

CASINO RATED PLAYERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid	
	Shares	$	in capital	Deficit
Balance January 1,2005	**0**	**$0**	**$0**	**($23,977)**
Net loss for the eight months ended August 31, 2005				(49,614)
Balance August 31, 2005	**0**	**$0**	**$0**	**($73,591)**

PART III — EXHIBITS

Item 1. Index to Exhibits

2.1 State of Nevada Corporate Charter, dated July 19, 2005
2.2 State of Nevada Certified Articles of Incorporation, July 19, 2005
2.3 Corporate Bylaws, dated October 10, 2005

6.1 Employment Contract with William Forhan and Joe Fahoome, dated as of 8/1/2004
11 Legal opinion of The Business Law Group, dated October 10, 2005

Item 2. Description of Exhibits

2.1 State of Nevada Corporate Charter, dated July 19, 2005
2.2 State of Nevada Certified Articles of Incorporation, dated July 19, 2005
2.3 Corporate Bylaws, dated October 10, 2005

6.1 Employment Contract with William Forhan and Joe Fahoome, dated as of 8/1/2004
11 Legal opinion of The Business Law Group, dated October 10, 2005

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami Beach, State of Florida.

Casino Players, Inc.

By:

________________________________ (Date) 11/30/05

William G. Forhan, CEO

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

________________________________ (Date) 11/30/05

Joe Fahoome, President

________________________________ (Date) 11/30/05

J. Bennett Grocock, P.A., Legal Counsel